EXHIBIT A

TWO ROADS SHARED TRUST

CLASS N

 MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended:  July 16, 2014

Fund Name	Distribution Fee Rate	Shareholder Servicing Fee Rate
West Shore Real Asset Income Fund	0.25%	0.00%
Redwood Managed Volatility Fund	0.25%	0.00%
Redwood Managed Volatility Portfolio	0.25%	0.25%